Exhibit 99.1

Trina Solar Schedules 2015 Annual Meeting of Shareholders

CHANGZHOU, China, June 29, 2015— Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, announced today that it will hold its 2015 annual general meeting of shareholders on August 4, 2015, at 9:00 a.m. (Beijing Time). The meeting will be held at the board room, Changzhou Trina Solar Energy Co., Ltd., No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu, People’s Republic of China. All shareholders of record as of June 30, 2015 will be eligible to vote and are invited to attend. The following resolutions are to be considered and passed, if thought fit, at the meeting:

1.              Re-election of Mr. Sean Shao as a director of the Company;

2.              Re-election of Mr. Zhiguo Zhu as a director of the Company; and

3.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2015 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

Mr. Jerome Corcoran and Mr. Henry Wai Kwan Chow will retire from the Board of Directors of the Company, effective from August 4, 2015, and will not offer themselves for re-election.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO (Changzhou) Email: teresa.tan@trinasolar.com	Christensen IR Linda Bergkamp Phone: +1 480 614 3014 (US) Email: lbergkamp@ChristensenIR.com

Yvonne Young Investor Relations Director Email: ir@trinasolar.com